Filed Pursuant to Rule 433
Registration No. 333-149664
September 9, 2010

PRICING TERM SHEET
(To Preliminary Prospectus Supplement dated September 9, 2010)

Issuer:	Gulf Power Company
Security:	Series 2010B 5.10% Senior Notes due October 1, 2040
Expected Ratings:*	A3/A/A (Moody’s/Standard & Poor’s/Fitch)
Size:	$125,000,000
Initial Public Offering Price:	99.936%
Maturity Date:	October 1, 2040
Treasury Benchmark:	4.375% due May 15, 2040
US Treasury Yield:	3.804%
Spread to Treasury:	+130 basis points
Re-offer Yield:	5.104%
Make-Whole Call:	T+20 basis points
Coupon:	5.10%
Interest Payment Dates:	April 1 and October 1 of each year beginning April 1, 2011
Format:	SEC Registered
Denominations:	$1,000 and any integral multiple thereof
CUSIP:	402479CB3
Trade Date:	September 9, 2010
Expected Settlement Date:	September 17, 2010 (T+6)
Joint Book-Running Managers:	Goldman, Sachs & Co. RBS Securities Inc.
Co-Manager:	BB&T Capital Markets, a division of Scott & Stringfellow, LLC

*  Note:  A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Gulf Power Company collect at 1-404-506-0759, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com and RBS Securities Inc. toll free at 1-866-884-2071.